Exhibit 99.1

ParaZero Receives MOD Approval for Marketing of the DefendAir, Its Counter-Drone Solution

TEL AVIV, Israel, Jan. 10, 2025 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “company” or “ParaZero”), an aerospace company focused on safety systems for commercial unmanned aircrafts and defense Counter UAS systems, announced today that it has received official approval from the Israeli Defense Export Controls Agency (DECA) under the Ministry of Defense (MOD) for the marketing of its cutting-edge Counter-Unmanned Aerial Systems (C-UAS) solution. This milestone marks a significant step in ParaZero’s efforts to expand its presence in the global defense and security markets.

The company’s counter-drone system, The DefendAir by ParaZero, leverages ParaZero’s proprietary technology to intercept unauthorized or hostile drones, providing a robust last-line of defense for critical infrastructure, sensitive military operations, and public safety. With DECA approval, ParaZero is now authorized to market and deploy this innovative solution to international customers, including governments, defense organizations and private enterprises.

The global C-UAS market is rapidly expanding, driven by the increasing use of drones in military, commercial, and recreational applications, which pose growing security challenges. According to MarketandMarkets, the global C-UAS market is projected to reach $7.05 billion by 2029. With this approval, ParaZero is well-positioned to address the demand for effective counter-drone technologies, offering solutions that ensure safety while minimizing operational disruption.

Boaz Shetzer, CEO of ParaZero, commented: “Receiving the MOD approval is a key milestone for ParaZero, reflecting our efforts of meeting the highest regulatory and ethical standards in the defense sector. This approval enables us to offer critical protection against aerial threats to customers worldwide. We look forward to partnering with global organizations to help safeguard people, assets and airspaces from hostile threats.”

Yuval Gilad, Chief Product & Technology Officer adds: “Building on over 11 years of expertise in drone technologies and operations, we have rapidly developed an effective solution to address a wide range of relevant battlefield threats. We work closely with end-users to ensure our solutions are tailored to meet the precise needs of the field. Our roadmap includes plans to integrate additional advanced capabilities, enabling the system to tackle even more complex and challenging scenarios.”

About ParaZero Technologies

ParaZero (Nasdaq: PRZO) is an aerospace company focused on drone safety systems for defense and commercial drones and urban air mobility aircraft. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero designs smart, autonomous parachute safety systems designed to enable safe flight operations over populated areas and beyond-visual-line-of-sight (BVLOS) as well as for various military applications including Counter UAS. For more information about ParaZero, please visit https://parazero.com/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it discusses growth in the global C-UAS market, how ParaZero is well-positioned to address the demand for effective counter-drone technologies, offering solutions that ensure safety while minimizing operational disruption, partnering with global organizations to help safeguard people, assets and airspaces from hostile threats and its plans to integrate additional advanced capabilities, enabling the system to tackle even more complex and challenging scenarios. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 21, 2024. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com

ParaZero Technologies Ltd. | 30 Dov Hoz, Kiryat Ono, Israel 5555626
P: +972-36885252 | E: contact@parazero.com | F: +972-3-688-5246